CM 12/16

BB 12/16



03052242

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC MAIL RECEIVED DEC - 1 2003 WASH. D.C. 158 SECTION

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-47065

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/01/2002 (MM/DD/YY) AND ENDING 09/30/2003 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: NORTH COAST SECURITIES CORP.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

100 SPEAR STREET, SUITE 850
(No. and Street)

SAN FRANCISCO (City) CA (State) 94105 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

JAMES W. FULLER (415) 977-1500
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

DOUGLAS REGALIA
(Name – *if individual, state last, first, middle name*)

103 TOWN & COUNTRY DR., STE "K", DANVILLE, CA 94526
(Address) (City) (State) (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
DEC 23 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

08/27/8

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, JAMES W. FULLER, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of NORTH COAST SECURITIES CORPORATION, as of SEPTEMBER 30, 2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



LAURA EILEEN GONZALES
Commission # 1361282
Notary Public - California
San Francisco County
My Comm. Expires Jun 16,2006

Signature

MANAGING DIRECTOR

Title

Notary Public 11/4/03

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [x] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

NORTH COAST SECURITIES CORPORATION

Financial Statements

Year Ended

SEPTEMBER 30, 2003

REGALIA & ASSOCIATES
CERTIFIED PUBLIC ACCOUNTANTS

R&A CPA
Regalia & Associates

CERTIFIED PUBLIC ACCOUNTANTS
103 TOWN & COUNTRY DRIVE, SUITE K, DANVILLE, CALIFORNIA 94526
DOUGLAS W. [illegible], CPA, A PROFESSIONAL CORPORATION
[illegible] RYAN, AUDITOR
[illegible], CPA, CONSULTANT
[illegible], CPA, CONSULTANT
OFFICE 925.[illegible] FAX 925.314.0469

The Board of Directors
North Coast Securities Corporation

We have audited the accompanying balance sheets of North Coast Securities Corporation (the Company) as of September 30, 2003 and 2002 and the related statements of operations, cash flows and changes in stockholders' equity for the years ended September 30, 2003 and 2002. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

As discussed in Note 12, the Company operates in a highly regulated and competitive industry. Consequently, the Company has incurred losses and negative cash flows from operations since 1998. Management is seeking to increase revenues through the marketing of its products while controlling expenditures to meet its working capital needs. However, additional cash and working capital will be required and the Company will be required to continue to increase revenues and control costs, or obtain additional equity and/or financing. There can be no assurance that the Company's efforts to achieve profitable operations or obtain new equity and/or financing will be realized.

In our opinion, except as noted above and in Note 12 in the Notes to the financial statements, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of September 30, 2003 and 2002 and the results of its operations and its cash flows for the years ended September 30, 2003 and 2002 in conformity with accounting principles generally accepted in the United States.

The supplemental schedules of computation of net capital and computation of basic net capital requirement is presented for purposes of additional analysis and are not a required part of the basic financial statements. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Regalia & Associates

November 18, 2003
Danville, California

NORTH COAST SECURITIES CORPORATION

Balance Sheets
September 30, 2003 and 2002

ASSETS

		2003	2002
Current assets:			
Cash and cash equivalents	$	50,307	16,275
Concessions and commissions receivable		14,736	22,515
Other receivables		10,896	12,517
Investments, at cost		49,595	31,715
Total current assets		125,534	83,022
Noncurrent assets:			
Property and equipment, net		17,059	18,081
Deferred income taxes		348,703	355,240
Prepaid expenses and other assets		5,924	6,678
Total noncurrent assets		371,686	379,999
	$	497,220	463,021

LIABILITIES AND STOCKHOLDER'S EQUITY

		2003	2002
Current liabilities:			
Accounts payable and accrued liabilities	$	17,417	44,911
Current lease payable		1,701	-
Total current liabilities		19,118	44,911
Noncurrent liabilities:			
Long-term lease payable		2,947	-
Total liabilities		22,065	44,911
Stockholder's equity:			
Common stock, $10 par value; 100 shares authorized; 50 shares issued and outstanding		500	500
Contributed capital in excess of par		1,154,815	1,134,815
Retained deficit		(680,160)	(717,205)
Total stockholder's equity		475,155	418,110
	$	497,220	463,021

See accompanying auditors' report and notes to financial statements.

NORTH COAST SECURITIES CORPORATION

Statements of Operations
For The Years Ended September 30, 2003 and 2002

		2003	2002
Revenues:			
Commissions and concessions	$	232,596	239,307
Front end and agents fees		533,998	403,770
Mutual fund and limited partnership income		6,752	49,059
Insurance products		49,177	53,799
Rebate income		13,577	477
Trading gain (loss), net		31,470	(21,498)
Registered rep fees		1,870	1,700
Interest income		10,349	9,954
Other		32,493	16,321
Total revenues		912,282	752,889
Expenses:			
Accounting		6,809	6,400
Bank charges		157	239
Bad debts		1,620	16,143
Clearing fees		3,247	14,625
Commissions and concessions		703,734	618,625
Consulting and outside services		1,054	8,380
Depreciation expense		8,809	8,290
Dues and subscriptions		1,182	359
Equipment lease		1,362	1,261
Execution expense		(21,479)	(26,069)
Insurance		3,665	3,614
Interest		702	3,607
Legal		(1,005)	37,602
Office		2,493	3,241
Postage		915	1,780
Regulatory fees		19,421	6,647
Rent		18,000	18,000
Repairs and maintenance		859	1,195
Salaries and related expenses		98,184	105,964
Telephone		3,986	8,716
Terminal and trading fees		-	258
Travel and entertainment		2,093	12,389
Miscellaneous		8,950	630
Total expenses		864,758	851,896
Income (loss) before for income taxes		47,524	(99,007)
Provision for income tax expense		10,479	800
Net income (loss)		37,045	(99,807)
Retained deficit, beginning of period		(717,205)	(617,398)
Retained deficit, end of period	$	(680,160)	(717,205)

See accompanying auditors' report and notes to financial statements.

NORTH COAST SECURITIES CORPORATION

Statements of Cash Flows
For The Years Ended September 30, 2003 and 2002

		2003	2002
Operating activities:			
Net income (loss)	$	**37,045**	(99,807)
Depreciation expense		**8,809**	8,290
Adjustments to reconcile to cash provided by (used for) operating activities:			
Changes in:			
Concessions and commissions receivable		**7,779**	1,107
Other receivables		**1,621**	13,829
Inventory		**(17,880)**	20,950
Deferred taxes		**6,537**	-
Other assets		**754**	3,300
Accounts payable and accrued liabilities		**(27,494)**	(43,970)
Lease payable		**4,648**	(7,517)
Cash provided by (used for) operating activities		**21,819**	(103,818)
Investing activities:			
Acquisition of property and equipment		**(7,787)**	(4,684)
Net cash used for investing activities		**(7,787)**	(4,062)
Financing activities:			
Proceeds from capital contributions made by shareholder		**20,000**	74,475
Cash provided by financing sources		**20,000**	74,475
Increase (decrease) in cash		**34,032**	(34,027)
Cash, beginning of period		**16,275**	50,302
Cash, end of period	$	**50,307**	16,275
Additional cash flow information:			
Income taxes paid	$	800	800
Interest paid	$	702	3,607
Disposal of fully depreciated property and equipment	$	**13,352**	-

See accompanying auditors' report and notes to financial statements.

Statements of Changes in Stockholder's Equity
For The Years Ended September 30, 2003 and 2002

		Common Stock	Contributed Capital In Excess of Par	Retained Earnings (Deficit)
Balances at September 30, 2002	$	500	1,060,340	(617,398)
Net loss for the year ended September 30, 2002		-	-	(99,807)
Contributions of capital by stockholder		-	74,475	-
Balances at September 30, 2002		500	1,134,815	(717,205)
Net income for the year ended September 30, 2003		-	-	37,045
Contributions of capital by stockholder		-	20,000	-
Balances at September 30, 2003	$	500	1,154,815	(680,160)

Notes to Financial Statements
September 30, 2003 and 2002

1. Organization

North Coast Securities Corporation (the "Company") is a C Corporation incorporated in the State of California on September 30, 1993.

The Company generates its revenues primarily from trading proprietary securities and generating commissions on customer transactions. The Company clears all customer transactions on a fully disclosed basis in accordance with a sub-clearing agreement with Western International through Correspondent Services Corporation (a wholly owned subsidiary of Paine Webber). In the normal course of business, the Company will have unsettled securities transactions with its clearing broker, which normally settle in three business days.

2. Summary of Significant Accounting Policies

Basis of Accounting
The financial statements of the Company have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

Revenue Recognition
The Company recognizes revenue when services are performed. Securities transactions and related revenues and expenses are recorded in the financial statements on a trade date basis.

Property, Plant and Equipment
Property, plant and equipment are recorded at cost in the financial statements. Depreciation is provided using the straight-line method over the estimated useful lives of three to five years.

Organizational Expenses
The Company has capitalized certain professional fees and start-up expenses as organizational costs. They have been fully amortized under the straight-line method over 60 months.

Investments
In accordance with Statement of Financial Accounting Standards No. 115, "*Accounting for Certain Debt and Equity Securities*" (SFAS 115) securities are classified into three categories: held-to-maturity, available-for-sale, and trading. At September 30, 2003, the Company had no held-to-maturity or available-for-sale investments. Securities classified as trading may be sold in response to changes in interest rates, liquidity needs, and for other purposes. Trading securities are reported at fair value if quoted market prices are available.

Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reported period. Accordingly, actual results could differ from those estimates.

 Continued

Notes to Financial Statements

2. Summary of Significant Accounting Policies *(continued)*

Unrealized Holding Gains and Losses

Unrealized holding gains and losses on available-for-sale securities are excluded from earnings and reported, net of any income tax effect, as a separate component of stockholder's equity. Realized gains and losses are reported in earnings based on the adjusted cost of the specific investment sold.

Income Taxes

The Company accounts for income taxes in accordance with Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes." Statement 109 requires that deferred income taxes reflect the tax consequences on future years of differences between the tax bases of assets and liabilities and their financial reporting amounts.

3. Property and Equipment

Property and equipment consist of the following at September 30, 2003 and 2002:

		2003	2002
Office Equipment	$	36,748	41,809
Less: accumulated depreciation		(19,690)	(23,728)
Property and equipment, net	$	17,058	18,081

Depreciation expense amounted to $8,809 and $8,290 for the years ended September 30, 2003 and 2002, respectively. During the year ended September 30, 2003, the Company disposed of $13,352 in fully deprecated office equipment.

4. Investments

Inventory of $49,595 and $31,715 at September 30, 2003 and 2002, respectively, represents various publicly traded securities held by the Company. All securities are stated at market value as determined by available published market quotes.

5. Organizational costs

The Company has capitalized $9,171 of organizational costs related to legal fees and other start-up expenses. Organizational costs have been fully amortized.

Notes to Financial Statements

6. Additional Capital Contributed by Stockholder

During the year ended September 30, 2003, the stockholder contributed additional capital of $20,000 which has been reflected as contributed capital in excess of par on the balance sheets at September 30, 2002. During the year ended September 30, 2002, the stockholder contributed additional capital of $74,475 which has been reflected as contributed capital in excess of par on the balance sheets at September 30, 2002.

7. Leases

The Company maintains corporate offices in San Francisco, California under a month-to-month operating agreement. Rent expense amounted to $18,000 and $18,000 for the years ended September 30, 2003 and 2002, respectively.

8. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission ("SEC") Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At September 30, 2003, the Company had net capital of $67,040, which was $61,040 in excess of required net capital of $6,000. At September 30, 2002, the Company had net capital of $7,863, which was $2,863 in excess of required net capital of $5,000. The Company's ratio of aggregate indebtedness to net capital was approximately .33 to 1 at September 30, 2003 and 5.7 to 1 at September 30, 2002.

9. Income Taxes

Components of income tax expense (benefit) for the years ended September 30, 2003 and 2002 are as follows:

	2003	2002
Current:		
Federal	$ -	-
State	3,942	800
Total current income tax expense	3,942	800
Deferred:		
Federal	6,537	(138,904)
State	-	(34,585)
Total deferred income tax expense (benefit)	6,537	(173,489)
Total income tax expense (benefit)	$ 10,479	(172,689)

Continued

Notes to Financial Statements

9. **Income Taxes (continued)**

Deferred income taxes are recognized for the future tax consequences of temporary differences between the financial statement carrying amounts and the tax bases of assets and liabilities. The types of temporary differences that give rise to significant portions of the deferred tax liability and affect deferred tax expense include differences in accounting for depreciation and amortization, net operating loss carryforwards, and capitalized costs.

Realization of the deferred income taxes depends on the generation of sufficient taxable income by the Company. If the Company is unable to generate pre-tax earnings, the deferred income tax benefit will not materialize, and the deferred tax asset of $348,703 will have no value. At September 30, 2002, a valuation allowance equal to the calculated deferred tax benefit for the year ended September 30, 2002 was recorded, resulting in no additional deferred income tax benefit for the year ended September 30, 2002.

10. **Reclassifications**

Certain reclassifications have been made to the 2002 financial statements in order to conform to the presentation used in 2003.

11. **Commitments and Contingencies**

In the normal course of business there are outstanding various commitments and contingent liabilities, such as commitments to enter into contracts, which are not reflected in the financial statements. Management believes that such commitments or contingencies will not have a material adverse effect on the financial statements.

12. **Operating Losses**

The Company operates in a highly regulated and competitive industry. Consequently, the Company has incurred losses and negative cash flows from operations between 1998 and 2002. During the year ended September 30, 2003, the Company reported income before income taxes of $47,525 (which translated to positive cash flow from operations of $21,819), its first profitable year of operations since 1997. Management is seeking to continue to increase revenues through the marketing of its products while controlling expenditures to meet its working capital needs. However, additional cash and working capital may be required and the Company will need to continue to increase revenues and control costs, or obtain additional equity and/or financing. There can be no assurance that the Company's efforts to sustain or achieve profitable operations or obtain new equity and/or financing will be realized.

Focus IIA Calculations
September 30, 2003

Net Capital Computations

Computation of Net Capital			
Total ownership equity	[3480]	0	$ 475,155
Total ownership equity qualified	[3500]	0	475,155
Total capital and allowable subordinated liability	[3530]	0	475,155
Total non-allowable assets	[3540]	$ 396,943	0
Total deductions	[3620]	0	396,943
Net capital before haircuts	[3640]	0	78,212
Total haircuts (including undue concentration)	[3740]	0	11,172
Net capital	[3750]	0	67,040
Computation of Basic Net Capital Requirement			
Minimum net capital required (but not less than $5,000) *(6 2/3% of aggregate indebtedness- line 3840)*	[3756]	1,471	5,000
Minimum dollar net capital required per Regulation	[3758]	0	5,000
Net capital requirement (110% of $5,000)	[3760]	0	6,000
Excess net capital	[3770]	0	61,040
Excess net capital at 100% *(Net capital less 10% of aggregate indebtedness)*	[3780]	0	64,833
Computation of Aggregate Indebtedness			
Total aggregate indebtedness liabilities	[3790]	0	22,065
Total aggregate indebtedness	[3840]	0	22,065
Percentage of aggregate indebtedness to net capital	[3850]	0	33%
Percent debt to debt-equity total	[3860]	0	5%

Focus IIA Calculations
September 30, 2002

Net Capital Computations

Computation of Net Capital			
Total ownership equity	[3480]	0	$ 418,110
Total ownership equity qualified	[3500]	0	418,110
Total capital and allowable subordinated liability	[3530]	0	418,110
Total non-allowable assets	[3540]	$ 405,363	0
Total deductions	[3620]	0	405,363
Net capital before haircuts	[3640]	0	12,747
Total haircuts	[3740]	0	4,884
Net capital	[3750]	0	7,863

Computation of Basic Net Capital Requirement			
Minimum net capital required (but not less than $5,000) *(6 2/3% of aggregate indebtedness- line 3840)*	[3756]	2,994	5,000
Minimum dollar net capital required per Regulation	[3758]	0	5,000
Net capital requirement	[3760]	0	5,000
Excess net capital	[3770]	0	2,863
Excess net capital at 100% *(Net capital less 10% of aggregate indebtedness)*	[3780]	0	(1,628)

Computation of Aggregate Indebtedness			
Total aggregate indebtedness liabilities	[3790]	0	44,911
Total aggregate indebtedness	[3840]	0	44,911
Percentage of aggregate indebtedness to net capital	[3850]	0	572%
Percent debt to debt-equity total	[3860]	0	11%

R&A
CPA

Regalia & Associates

CERTIFIED PUBLIC ACCOUNTANTS
103 TOWN & COUNTRY DRIVE, SUITE K, DANVILLE, CALIFORNIA 94526
DOUGLAS W. [illegible], CPA, A PROFESSIONAL CORPORATION
[illegible] AUDITOR
[illegible], CPA, CONSULTANT
[illegible], CPA, CONSULTANT
OFFICE 925.314.0390 FAX 925.314.0469

November 18, 2003

The Board of Directors
North Coast Securities Corporation

We have recently concluded our audit of the financial statements of the North Coast Securities Corporation (the Company) for the year ended September 30, 2003 and we are presenting our comments and recommendations to management.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

Required Disclosures

In accordance with the United States Department of the Treasury Annual Audit Report (Form G-405), the following disclosures are made:

- A "statement of changes in liabilities subordinated to claims of creditors" is not included with the basic set of financial statements because there were no subordinated claims of creditors.

- Regalia & Associates, CPA's, did not find any material inadequacies during the course of our examination. Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a reportable condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. We noted no matters involving the internal control structure and its operation that we consider to be material weaknesses as defined above.

Internal Control

In planning and performing our audit of the financial statements of the Company for the year ended September 30, 2003, we considered its internal control structure in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

The management of the Company is responsible for establishing and maintaining an internal control structure. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures. The objectives of an internal control structure are to provide management with reasonable, but not absolute, assurance that assets are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles.

Because of inherent limitations in any internal control structure, errors or irregularities may nevertheless occur and not be detected. Also, projection of any evaluation of the structure to future periods is subject to the risk that procedures may become inadequate because of changes in conditions or that the effectiveness of the design and operation of policies and procedures may deteriorate.

A material weakness is a reportable condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be reportable conditions and, accordingly, would not necessarily disclose all reportable conditions that are also considered to be material weaknesses as defined above.

Based on the testwork we performed and the documents we examined, we are not aware of any material weaknesses in the Company's operations.

Regalia & Associates